

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2020

John Fawcett
Chief Financial Officer
CIT Group Inc.
11 West 42nd Street
New York, New York 10036

> **Re: CIT Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed February 20, 2020**
> **File No. 001-31369**

Dear Mr. Fawcett:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance